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Consent of Independent Registered Public Accounting Firm

Board of Directors
Great Panther Mining Limited

We consent to the use of our reports dated March 3, 2021, with respect to the consolidated financial statements of Great Panther Mining Limited, which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2020, and the effectiveness of internal control over financial reporting, incorporated by reference herein.

Yours very truly,

//s// KPMG LLP

Chartered Professional Accountants

September 7, 2021
Vancouver, Canada